July 30, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-134704)

Ladies and Gentlemen:

Panther Expedited Services, Inc., a Delaware corporation (the “Registrant”), hereby submits its request to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the registration statement on Form S-1 (File No. 333-134704), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on June 2, 2006, as amended by Amendment No. 1 filed with the Commission on July 6, 2006, and Amendment No. 2 filed with the Commission on July 24, 2006, together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement. The Registrant does not intend to proceed with an offering under the currently filed Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal of the Registration Statement to Mark A. Scudder of Scudder Law Firm, P.C., L.L.O., the Registrant’s counsel, by fax at (402) 435-4239.

If you have questions or require additional information, please contact Mark A. Scudder at (402) 435-3223.

Sincerely,

PANTHER EXPEDITED SERVICES, INC.

By:	/s/ R. Louis Schneeberger
Name:	R. Louis Schneeberger
Title:	Chief Financial Officer